

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Via U.S. Mail and Facsimile

Mr. Paul Kalkbrenner
Chief Executive Officer
Dynamic Ventures Corp.
8776 East Shea Blvd.
Suite B3A-615
Scottsdale, AZ 85260

> **Re: Dynamic Ventures Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed January 21, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed January 21, 2011**
> **File No. 333-163913**

Dear Mr. Kalkbrenner:

We have reviewed your response letter dated January 21, 2011 and the above-referenced filings, and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note that your response letter dated January 21, 2011 is signed by Mark Summers as Chief Executive Officer. However, both Amendment No. 1 to your Form 8-K and Amendment No. 1 to your Form 10-Q for the quarter ended September 30, 2010 are signed by Paul Kalkbrenner as Chief Executive Officer. Please advise.

Amendment No. 1 to Form 8-K filed on January 21, 2011

General

2. Please amend your Form 8-K to address the comments below.

Item 1.01 Entry into a Material Definitive Agreement, page 1

3. Please identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. In particular, we note that entities owned by Al

Cain, David C. Brown and Paul Kalkbrenner, the officers and directors of the company, appear to have been on both sides of the transaction. Please clarify this in your disclosure here and under Item 5.01, Changes in Control of the Registrant.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Description of Our New Business, page 4

4. We note that your only Native American housing customer is Tribal Building Solutions, LLC, as you disclose on page 9. Please either file the contract with Tribal Building Solutions, LLC that you reference on page 4, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

5. We note your revisions throughout this section in response to comment 9 in our letter dated December 30, 2010. However, we note that your disclosure continues to imply that your business is more developed than it actually is. For example, we note the following:

- On page 5, you state that your third product involves providing construction services for "bundles," and that part of your services include the actual construction of "these bundles," when you actually have only one bundle in operation. In addition, you state that "each bundle" is capable of doing remodels, which implies that you have multiple bundles in operation.

- On page 6, you state that "all of the commercial buildings" that you design under the SIPS system are designed to be certified under the LEED system, when your only SIPS customer is the Bossier, LA hotel.

These are just examples. Please review your disclosure throughout your filing and revise it to clarify, as appropriate, that you intend to engage in certain projects or provide such products that are not currently in operation so as to remove the implication that such projects or products are part of your current business.

6. Please revise the third paragraph of this subsection to explain how you conduct your operations through your operating subsidiaries, such as Floor Art and BDC. For example, explain which of your operating subsidiaries is responsible for each product line.

7. We note on page 4 that you state that Bundled Builders' subsidiary, EZ Build Systems, LLC was formed in August 2010. However, we also note your disclosure on page 18 that Al Cain founded EZ-Build Systems, Inc. in 2001. Please revise your disclosure to explain the relationship, if any, between EZ Build Systems, LLC and EZ-Build Systems, Inc., including any compensation that was paid by you to Al Cain or EZ-Build Systems, Inc. in connection with the August 2010 formation of EZ Build Systems, LLC, or otherwise.

8. We note the disclosure in the last paragraph of this subsection regarding your revenues. Please revise to correlate the revenues to the specific product line that generated the revenue.

Industry and Market Data, page 8

9. Please remove all references to the websites for the sources you cite, as you are not permitted to incorporate by reference. Further, please include a complete citation for the source information you cite, such as the author (if any) and the name and date of the report. In addition, we reissue our comment asking you to provide us with copies of each source, clearly marked to highlight the portion or section that contains the information cited in your Form 8-K, and cross-reference it to the appropriate location in your filing.

Raw Materials and Suppliers, page 9

10. Please describe in greater detail the supply of SIPS panels, including alternative sources, and explain your arrangements with the listed suppliers.

Customers, page 9

11. We note your revised disclosure regarding your customers added in response to comment 11 in our letter dated December 30, 2010. Given that Floor Art has only four major customers, and Floor Art accounted for 77% of your revenues for the year ended December 31, 2009, 99.7% of your revenues for the six months ended June 30, 2010, and 85.0% of your revenues for the nine months ended September 30, 2010, please disclose the names of these customers or advise us as to why you do not believe you are required to do so. Further, please provide us with you analysis as to why you do not believe that the loss of any one of these customers would have a material effect on your business when Floor Art has accounted for such a significant portion of your revenues for the most recently completed fiscal periods. Please also address this comment in your related disclosure in your Management's Discussion and Analysis on page 12. Please also file any contracts with such customers as an exhibit to your Form 8-K, or tell us why you or not required to do so. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

12. We note your revisions in response to comment 19 in our letter dated December 30, 2010. However, you continue to refer to the company as "Dynamic" throughout your Management's Discussion and Analysis. Please revise accordingly.

13. We note your revised disclosure on page 12 stating that Floor Art has an anticipated increase of 50% in future revenues based on certain anticipated future projects. Please

revise your disclosure to clarify whether you have entered into any binding contractual commitments for such projects.

Security Ownership of Certain Beneficial Owners, page 15

14. We note that you have not listed any 5% shareholders. Based on the share holdings immediately prior to the share exchange, it would appear that Messrs. Silver and Atiah would be 5% shareholders. Please advise or revise accordingly.

15. It appears that you have revised the number of shares owned by your officers and directors to account for the share split, but that the total shares owned, including the total shares owned by the directors and officers as a group, does not account for the share split. Please revise to reconcile this discrepancy.

Market for Common Equity and Related Shareholder Matters, page 14

16. We note your revisions in response to comment 29 in our letter dated December 30, 2010. We have the following comments:

- Please clarify whether the prices have been adjusted to reflect the recent stock split.

- Please supplementally provide us with documentation that supports the high and low bid prices you have listed in your disclosure.

Certain Relationships and Related Transactions, page 15

17. We note that in response to comment 30 in our letter dated December 30, 2010, you state that as a result of your acquisition of Floor Art, LLC, you owed Dave Brown $152,888 for "cash advanced to the company." However, we also note that your disclosure states that Mr. Brown had forgiven the entire amount of his loan to Floor Art, LLC and Builder Design Center, LLC as of December 31, 2009. Please revise your disclosure to clarify whether the $152,888 that was due to Mr. Brown was in connection with the loan to Floor Art, LLC and Builder Design Center, LLC, or if it was in connection with another loan, and if so, please disclose the specifics of such other loan.

18. We note your revisions in response to comment 30 in our letter dated December 30, 2010. Please further revise your disclosure to provide the material terms of any agreement entered into with JENAL Consulting, Inc., including the duration of any such agreement, the monthly payment required by such agreement, and the approximate total dollar value of the amount involved. See Item 404(d) of Regulation S-K. Please also advise us as to whether this agreement has been filed on EDGAR.

Mr. Paul Kalkbrenner
Dynamic Ventures Corp.
February 3, 2011
Page 5

<u>Exhibit 99.3</u>
<u>Unaudited Pro Forma Financial Statements</u>

19. We reviewed the changes you made in response to comment 43 in our letter dated December 30, 2010. As indicated in Rules 11-02(b)(6) and (7) of Regulation S-X, the 27,500,000 shares effectively issued in the August 2, 2010 transaction should be treated as if they were issued at the beginning of the fiscal year presented for purposes of calculating your pro forma weighted average shares outstanding. Please amend your Form 8-K/A to revise your pro forma statements for the year ended December 31, 2009 and six months ended June 30, 2010 accordingly, along with the related pro forma footnotes (B) and (D).

<u>Form 10-Q for the Quarter Ended September 30, 2010</u>

<u>General</u>

20. We note that in response to comment 48 in our letter dated December 30, 2010 you state that you have revised your filing to be consistent in your use of defined terms. Our comment was not intended to address the use of defined terms. Please confirm that in your future Exchange Act reports you will comply with the comments we issued in our letter dated December 30, 2010 relating to your Form 8-K to the extent such comments apply to your future Exchange Act reports.

<u>Statements of Operations, page 5</u>

21. In order not to imply a greater degree of precision than exists, please revise your presentations and discussions of net income (loss) per common share to round only to the nearest cent.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

22. We note your response to comment 53 in our letter dated December 30, 2010. In particular, we note your disclosure that "as there have been no definitive agreements reached other than those previously disclosed, the terms and conditions of any contemplated projects or business opportunities remain confidential information." Please reconcile this disclosure with the following statement from your publicly available press release dated September 14, 2010:

"The annual sales opportunity for EZ-Build Systems is over $50 million in the Northeast and Midwest markets of the United States alone. One Tree will provide market development and commercialization activities, including advertising, estimating, market education and value engineering, etc. Under terms of the Agreement, One Tree will provide Dynamic with a consistent pipeline of business. They are currently in final negotiations on several Letters of Intent totaling $28 million in sales of energy-efficient building products and services to be contracted in 2010."

Please clarify whether you have in fact reached a definitive agreement with One Tree Development, Inc. and advise as to how information relating to such agreement, or potential agreement, is confidential when it has been included in the September 14, 2010 press release.

Controls and Procedures, page 16

23. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance . . ." Please revise your disclosure regarding the conclusions of your chief executive officer and chief financial officer to clarify that, if true, your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Controls over Financial Reporting, page 17

24. We note your revisions in response to comment 57 in our letter dated December 30, 2010. However, your statement that "[t]his change in the Company's internal controls has not materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting," is unclear. To the extent true, please revise your disclosure to clarify that this change has not materially affected, and is not reasonably likely to materially affect, the Company's internal controls over financial reporting.

Certifications

25. We note that your certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2 are undated. In addition, we note that you have changed certain language in the certifications required by Rules 13a-14(a) and 15(d)-14(a). In particular, you have added the language "for the registrant and have," to paragraph 4, and have changed "our" to "my" and "subsidiaries" to "subsidiary" in paragraph 4(a). Please file an amendment to your Form 10-Q that includes the entire periodic report and dated certifications, including certifications that are in exactly the form set forth in Item 601(b)(31)(i) of Regulation S-K. Please address the comments above, as applicable, in your amended Form 10-Q.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Andrew Schoeffler, Senior Staff Attorney, at 202-551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director